T313

03011023

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C.
FEB 2 8 2003
1086

SEC FILE NUMBER
8- 32296

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GOLD K INVESTMENT SERVICES, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

183 EAST MAIN STREET
(No. and Street)

ROCHESTER (City) NY (State) 14604 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT LOHWATER 585-262-4080 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

200 CLARENDON STREET (Address) BOSTON (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, WILLIAM BOWDITCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GOLD K INVESTMENT SERVICES, INC., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLE J. INFERRERA
Notary Public
My Commission Expires
November 8, 2007

Signature

VICE PRESIDENT & CONTROLLER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

GoldK Investment Services, Inc.
Year Ended December 31, 2002

GoldK Investment Services, Inc.

Financial Statements
and Supplemental Information

Year ended December 31, 2002

Contents

Ernst & Young

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Report of Independent Auditors

To the Stockholder and Board of Directors of
GoldK Investment Services, Inc.

We have audited the accompanying statements of financial condition of GoldK Investment Services, Inc. (the "Company") as of December 31, 2002 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of GoldK Investment Services, Inc. at December 31, 2002, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that GoldK Investment Services, Inc. will continue as a going concern. As more fully described in Note 8, GoldK Investment Services, Inc. is a wholly-owned subsidiary of GoldK, Inc. ("GoldK"). On a consolidated basis, GoldK reported a net loss of $17,103,369 for 2002 and has a working capital deficiency. These conditions raise substantial doubt about GoldK's ability to continue as a going concern. Because of the aforementioned conditions relating to GoldK, and the uncertainties surrounding its plans to address its liquidity problems, the parent company's actions could have a substantial effect on the Company's assets; therefore, there is also substantial doubt about whether GoldK Investment Services, Inc. will continue as a going concern. The 2002 financial statements of GoldK Investment Services, Inc. do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements of the Company taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP
ERNST & YOUNG LLP

February 11, 2003

GoldK Investment Services, Inc.

Statement of Financial Condition

December 31, 2002

Assets		
Cash	$	828,655
Accounts receivable		139,609
Furniture and equipment, net		5,754
Intangible assets, net		75,767
Prepaid expenses		16,705
Total assets		1,066,490
Liabilities		
Accounts payable and accrued expenses		288,735
Deferred revenue		180,837
Total Liabilities		469,572
Stockholder's Equity		
Common stock, no par value		
Authorized, issued and outstanding 200 shares		
Additional paid-in capital		1,288,602
Accumulated deficit		(691,684)
Total stockholder's equity		596,918
Total liabilities and stockholder's equity	$	1,066,490

See accompanying notes.

GoldK Investment Services, Inc.

Statement of Operations

Year ended December 31, 2002

Revenues		
12b-1 commissions, net	$	380,449
Securities trading commissions		172,775
Interest income		10,049
Total revenues		563,273
Expenses		
Commission expenses		123,813
Clearing broker expenses		100,573
Other selling, general and administration expenses		441,775
Total expenses		666,161
Net loss	$	(102,888)

See accompanying notes.

GoldK Investment Services, Inc.

Statement of Changes in Stockholder's Equity

Year ended December 31, 2002

	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2001	$ 1,288,602	$ (588,796)	$ 699,806
Net loss		(102,888)	(102,888)
Balance at December 31, 2002	$ 1,288,602	$ (691,684)	$ 596,918

See accompanying notes.

GoldK Investment Services, Inc.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities		
Net loss	$	(102,888)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization		36,728
Changes in assets and liabilities:		
Increase in accounts receivable		(112,941)
Increase in prepaid expenses		(504)
Increase in accounts payable and accrued expenses		218,051
Increase in deferred revenue		142,423
Net cash provided by operating activities		180,869
Cash and cash equivalents, beginning of period		647,786
Cash and cash equivalents, end of period	$	828,655

See accompanying notes.

GoldK Investment Services, Inc.

Notes to Financial Statements

Year ended December 31, 2002

1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

GoldK Investment Services, Inc. (the Company) is a retail brokerage firm and is registered as a broker and dealer in securities under the Securities Exchange Act of 1934. The Company clears its securities on a fully disclosed basis with Winslow, Evans and Crocker and National Financial Services Corporation (the "Clearing Broker"). The Company is a wholly-owned subsidiary of GoldK, Inc. ("GoldK" or the "Parent").

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

Financial Instruments

The carrying values of the Company's financial instruments approximate their fair values at December 31, 2002.

Recognition of Commission Revenue and Expense

The Company earns 12b-1 commissions for executing purchases of mutual funds and for maintaining balances within those funds. Revenue is recorded on a trade-date basis for those commissions earned from purchases. Commissions earned on balances are based on the average balances maintained in the funds and are recorded on an accrual basis. Any commissions paid to another brokerage firm are recorded as a deduction of revenue earned.

The Company earns securities trading commissions for executing customer securities transactions, which are cleared on a fully disclosed basis. Commissions and related clearing broker fees are recorded on a trade-date basis.

GoldK Investment Services, Inc.

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Intangible Assets

The Company classifies intangible assets as the excess of the purchase cost over the fair value of net assets acquired in a purchase transaction. In accordance with Financial Accounting Standard 141 "Business Combinations" and Financial Accounting Standard 142 "Goodwill and Other Intangible Assets" the Company amortizes intangible assets over its useful life of five years.

Income Taxes

The operations of the Company are included with those of its Parent in the filing of a consolidated federal income tax return. Deferred taxes are determined based on the difference between the financial statement and tax basis of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not some or all of the deferred taxes will not be realized. At December 31, 2002, the Company has unused net operating loss carryforwards of approximately $692,000 available to reduce future taxable income. Due to the degree of uncertainty related to the use of the loss carryforwards, the Company has established a full valuation allowance for this tax benefit.

Furniture and Equipment

The Company's furniture and equipment is recorded at cost. Depreciation is provided on a straight-line basis using estimated useful lives, generally of three years. Major renewals, betterments, and replacements are capitalized, while maintenance costs are charged to operations as incurred. Upon sale or disposition of assets, the cost and related accumulated depreciation are removed from the accounts, with the resulting gains or losses reflected in income.

Deferred Revenue

Deferred revenue represents 12b-1 commissions received from mutual funds that have not yet been earned.

GoldK Investment Services, Inc.

Notes to Financial Statements (continued)

2. Furniture and Equipment

Furniture and equipment at December 31, 2002, are comprised of the following:

Furniture and fixtures	$	2,696
Office Equipment		32,098
		34,794
Less: Accumulated depreciation	$	(29,040)
	$	5,754

Depreciation expense for the year ended December 31, 2002 amounted to $6,458.

3. Related-Party Transactions

During the period, affiliates of the Company provided various administrative and operational support services to the Company at no charge.

4. Benefits

GoldK administers a 401(k) salary investment plan, covering virtually all of the Company's full-time employees. There were no contributions by either the Company or GoldK during the year ended December 31, 2002.

5. Commitments and Contingencies

The Company leases equipment and facilities under operating lease agreements. Rental expense under operating leases was $42,986 for the year ended December 31, 2002.

Future minimum lease payments as of December 2002 were as follows:

2003	$	16,099
2004		2,916
2005		1,458
2006		-
Thereafter		-
	$	20,473

5. Commitments and Contingencies (continued)

In the normal course of business, securities transactions of customers are introduced and cleared through a Clearing Broker. Pursuant to an agreement between the Company and the Clearing Broker, the Clearing Broker has the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions. The Company is therefore exposed to the credit risk of nonperformance by its customers and may sustain a loss if the market value of a security is different from the contract value of the transaction.

6. Acquisition of the Company

GoldK acquired all of the outstanding stock of the Company on June 30, 2000 for $325,000. The purchase price has been allocated to the fair value of the assets acquired with the excess of the purchase price over the fair value of the assets recorded as intangible assets. The purchase price allocation was recorded by the company as follows:

Cash	$ 100,000
Furniture and equipment	21,319
Intangible assets	151,352
Other assets	52,329
	$ 325,000

Through December 31, 2002, the Company is amortizing the intangible assets over a five year period. Amortization expense for the year ended December 31, 2002 was $30,270.

7. Net Capital Requirements

As a member organization of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 adopted by the SEC and administered by the NASD, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company's minimum net capital requirement as of December 31, 2002 was $50,000. At December 31, 2002, the Company's net capital was $479,692 and exceeded the minimum net capital requirement by $429,692. The Company's ratio of aggregate indebtedness at December 31, 2002 was .98 to 1.

GoldK Investment Services, Inc.

Notes to Financial Statements (continued)

8. Going Concern

The Company's parent, GoldK, Inc., reported a consolidated net loss of $17,103,369 for 2002 and has a working capital deficiency. GoldK, Inc. has incurred significant losses since inception and as a result, there is substantial doubt about GoldK, Inc.'s ability to continue as a going concern.

Because of the aforementioned conditions relating to GoldK, Inc., and the uncertainties surrounding its plans to address its liquidity problems, the parent company's actions could have a substantial effect on the Company's assets; therefore, there is also substantial doubt about whether the GoldK Investment Services, Inc. will continue as a going concern.

Currently, GoldK, Inc. is in discussions with its existing investors and potential new investors about raising additional financing, although no commitments have been made. If GoldK, Inc. is not able to secure additional financing, GoldK, Inc. and the Company may have to cease operations.

The 2002 financial statements of GoldK Investment Services, Inc. do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

Supplemental Information

GoldK Investment Services, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2002

Total stockholder's equity from statement of financial condition		$ 596,918
Deductions:		
Nonallowable assets:		
Furniture and equipment, net	$ 5,754	
Intangible assets, net	75,767	
Other assets	16,705	98,226
Other deductions:		
Fidelity bond deductible	19,000	19,000
Net capital		479,692
Net capital requirement (greater of 6-2/3%) of aggregate indebtedness or $50,000)		50,000
Excess net capital		429,692
Total aggregate indebtedness		$ 469,572
Percentage of aggregate indebtedness to net capital		98%

Statement Pursuant to Paragraph (d)(4) Rule 17a-5

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company for inclusion on its Part II FOCUS Report filing as of December 31, 2002.

GoldK Investment Services, Inc.

Statement Regarding Rule 15c3-3

December 31, 2002

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
200 Clarendon Street
Boston
Massachusetts 02116-5072

Phone: (617) 266-2000
Fax: (617) 266-5843
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

The Board of Directors of
GoldK Investment Services, Inc.

In planning and performing our audit of the financial statements of GoldK Investment Services, Inc, (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding customer and firm assets, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3.
2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13,
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System,

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) of the SEC list additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatement due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding customer and firm assets, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the New York Stock Exchange, Inc., the Chicago Board of Trade, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

ERNST & YOUNG LLP

February 11, 2003